                              EMPLOYMENT AGREEMENT

         THIS AGREEMENT (this "Agreement") made as of the 3rd day of April, 2000 (the "Effective Date") by and between Richard G. Zepernick, Jr. (the "Executive") and Forcenergy Inc., a Delaware corporation (the "Company" or "Employer").

                              PRELIMINARY STATEMENT

         The Company is engaged in the oil and gas business, which includes, but is not limited to, the purchase, sale, development, improvement, drilling and exploration of oil and gas properties (the "Business").

         The Executive has particular expertise in the Business. This Agreement shall govern the employment of the Executive.

         NOW, THEREFORE, in consideration of the mutual promises herein contained, and for other good and valuable consideration, the receipt and adequacy of which are conclusively acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

         1. TERM. The initial term of the Executive's employment under this Agreement shall be for a period commencing on the Effective Date and, subject to the terms hereof, shall terminate on the earlier of (i) two years from the Effective Date or (ii) the termination pursuant to Sections 8 and 9 hereof. The term of the Executive's employment hereunder (the "Employment Term") shall be extended from year to year for additional one-year periods, unless either party gives at least 120 days prior written notice to the other that no such automatic extension of the Employment Term shall occur.

         2. DUTIES. The Executive shall serve as the Company's President and Chief Executive Officer, with such duties as are generally incident to such position and such other duties as may be hereafter assigned to Executive by the Board of Directors. The Executive agrees that he will devote his full time and attention to the affairs of the Company and use his best efforts to promote the Business and interests of the Company.

         3. COMPENSATION. The Company shall pay the Executive a base salary ("Base Salary") fixed at $350,000 per annum for the period commencing on the Effective Date and ending on the termination date of Employment Term, payable in accordance with the Company's customary payroll practice for its senior executive officers, and subject to the withholding of such amounts relating to the taxes and other governmental assessments as the Company may reasonably determine it should withhold pursuant to any applicable law, rule or regulation. Base Salary shall be subject to review and may be increased (but not decreased) by the Board of Directors of the Company during the Employment Term.

         4. OPTIONS. The Company shall grant to Executive under the Company's incentive stock option plan, 240,000 incentive stock options with a strike price of $10.00 per share (the "Primary Option Grant"). The Company shall also grant to Executive under the Company's incentive stock option plan, 60,000 incentive stock options with a strike price of $15.00 per share (the "Secondary Option Grant"). All stock options granted to the Executive in connection with the Agreement shall vest 25% each year of employment, 1,2,3 and 4 years after the Effective Date. All stock options granted to


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

the Executive after the Effective Date shall vest 25% each year of employment 1,2,3, and 4 years after the grant date. The term "Stock Options" as used in this Agreement shall include all stock options, warrants and other rights to acquire the securities of the Company and any of its subsidiaries or Affiliates, and all rights to compensation based upon or measured by the stock price or other indicia of value of the Company.

         5. BENEFITS. The Executive shall be entitled to five (5) weeks vacation time per calendar year, which vacation shall be scheduled at the mutual convenience of the Executive and Company. The Executive shall be entitled to participate in, and receive benefits under, any and all pension, insurance, hospitalization, medical or disability programs or policies of the Company which may be in effect at any time during the course of his employment by the Company and generally available to employees of the Company, subject to the terms of such plans, programs or policies. Notwithstanding the foregoing, the Company may, in its discretion at any time and from time to time, change or revoke any of its employee benefits plans, programs or policies, and the Executive shall not be deemed, by virtue of this Agreement, to have any vested interest in any such plans, programs or policies. In conjunction with Executive's relocation of his principal residence, the Company shall reimburse Executive in accordance with the Company's relocation policy dated April 3, 2000.

         6. BONUS. The Executive shall be eligible to receive each year during the Employment Term, a cash incentive payment in an amount equal to 100% of the Executive's Base Salary (the "Target Bonus"). The amount of the Target Bonus may vary depending on actual performance of the Company and the Executive as determined in the discretion of the Board of Directors and/or it's Compensation Committee. Nothing contained herein shall imply the Company has any obligation to grant to the Executive any bonus compensation or any increases in Base Salary. Bonus compensation shall be subject to withholding for taxes and other deductions as the Company may determine. Upon the occurrence of a Change in Control, the Company shall pay to the Executive a cash bonus equal to 100% of the Executive's Base Salary (the "C in C Bonus"), payable within fifteen (15) days of the date the Change in Control occurs.

         7. EXPENSES. The Executive shall be entitled to reimbursement by the Company, in accordance with the Company's policies then applicable to employees at the Executive's level, against appropriate vouchers or other receipts for authorized travel, entertainment and other business expenses reasonably incurred by him in the performance of his duties hereunder.

         8. DEATH: PERMANENT DISABILITY. Upon the death of the Executive during the term of this Agreement, the Employment Term shall terminate. If during the Employment Term the Executive fails because of illness or other incapacity to perform the services required to be performed by him hereunder for any period of more than 90 days during any calendar year (any such illness or incapacity being hereinafter referred to as "Permanent Disability"), then the Company, in its discretion, may at any time thereafter terminate the Employment Term upon not less than 30 days written notice thereof to the Executive, and the Employment Term shall terminate and come to an end upon the date set forth in said notice as if said date were the termination date of the Employment Term; provided, however, that no such termination shall be effective if prior to the date when such notice is given, the Executive's illness or incapacity shall have terminated and he shall be physically and mentally able to perform the services required hereunder and shall have taken up and be performing such duties.

            If the Executive's employment shall be terminated by reason of his death or Permanent Disability, the Executive or his estate, as the case may be, shall be entitled to receive (i) any earned and unpaid salary accrued through the date of termination; (ii) an aggregate amount equal to 2.5 times the


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Executive's average annual compensation for the preceding two years of employment, as applicable, including Base Salary, Target Bonus and C in C Bonus, if applicable, payable in a lump sum on the effective date of termination for Permanent Disability or within 60 days after the Executive's death (payment in such case being payable to the Executive's estate); and (iii) for a period of thirty (30) months following the date of termination, the Company, at its cost, shall provide or arrange to provide to Executive (and, as applicable, to Executive's dependents) accident and group health insurance benefits substantially similar to those which Executive (and Executive's dependents) were receiving immediately prior to Executive's termination or death.

         9. TERMINATION. (a) The Company may terminate the employment of the Executive at any time, for cause by written notice, the cause to be specified in the notice. For purposes of this Agreement, "cause" shall mean: (i) any material misconduct of the Executive in connection with the performance of any of his material duties hereunder, including, without limitation, misappropriation of funds or property of the Company, securing or attempting to secure personally any profit in connection with any transaction entered into on behalf of the Company, regardless of whether such act results in material financial loss to the Company or to any of its Affiliates, or any act having the effect of materially injuring the reputation, business or business relationships of the Company; (ii) failure, neglect or refusal in any material respect to comply with and abide by the decisions or directions of the Company; (iii) material breach of any covenants contained in the Agreement; (iv) conviction of a felony; (v) drug or alcohol abuse materially affecting the Executive's performance of his duties under this Agreement, where the Executive has refused medical or professional help; or (vi) sexual misconduct within the workplace. Termination for cause shall be effective upon the giving of such notice and, upon the giving of such notice, the Executive shall be entitled to receive; (i) within thirty
(30) days of the effective date of such termination, any earned and unpaid salary accrued through the date of termination; and (ii) subject to the terms thereof, any benefits that may be due to the Executive on the date of termination under the provisions of any benefits plan, program or policy. After the termination of the Executive's employment under this Section 9(a), the obligations of the Company under this Agreement to make any further payments or to provide any benefits other than those specified herein, to the Executive shall thereupon cease and terminate.

            (b) The Company may also terminate the Employment Term at any time without cause. In the event (i) the Company terminates the Employment Term without cause, (ii) the Company fails to renew this Agreement at the end of the initial term or any renewal term, or (iii) the Executive terminates the Employment Term pursuant to a "Termination by Executive for Good Reason" (as such terms are defined in subparagraph (c) below), the Company shall pay to the Executive, in addition to all sums then accrued, due and payable under the Agreement, an aggregate amount equal to two (2.0) times the Executive's average annual compensation for the preceding two years of employment, as applicable, including Base Salary, Target Bonus and C in C Bonus, if applicable (the "Severance Payment"), payable in a lump sum on the effective date of the termination of the employment; and for a period of thirty (30) months following the date of termination, the Company, at its cost, shall provide or arrange to provide to Executive (and, as applicable, to Executive's dependents) accident and group health insurance benefits substantially similar to those which Executive (and Executive's dependents) were receiving immediately prior to Executive's termination. Further, effective with the effective date of the termination of the employment as provided in this subparagraph (b), Executive shall be considered as immediately vested in 50% of the unvested Primary Option Grant, which shall become exercisable for a period ending 90 days after the effective date of termination of employment; further, Executive shall be considered as immediately vested in 100% of the Secondary Option Grant and all subsequent option grants, which shall become exercisable for a period ending 90 days after the effective date of termination of employment. However, notwithstanding any other provision of this


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Agreement, if the Executive terminates the Employment Term pursuant to a
Termination by Executive for Good Reason, or within twenty-four (24) months after a Change in Control, 100% of an Stock Options shall immediately vest and become exercisable for a period ending eighteen (18), months after the effective date of termination of employment.

            (c) For purposes of the Agreement, the following capitalized terms shall have the meanings set forth herein:

                  (i) "Affiliate" shall mean any "person" (as such term is utilized in Section 13 (d) and Section 14 (d) (2) of the Securities Exchange Act of 1934, as amended and in effect on the date of this Agreement (the "Exchange Act"), who or which, directly and/or indirectly, controls, is controlled by or is under common control with another person. For purposes of this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies, whether through ownership of voting securities, by contract, or otherwise.

                  (ii) "Change in Control": a Change in Control shall be deemed to occur if:

                        (A) any "person" (as such term is utilized in Section 13
(d) and Section 14 (d) (2) of the Exchange Act), including without limitation any "group" (as such term is utilized in Section 13 (d) (3) of the Exchange
Act), who is not, on the date of this Agreement, an Affiliate of the Company, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act) of securities of the Company representing more than 40% of the votes that may be cast for the election of directors of the Company; or

                        (B) as a result of, or in connection with, any cash or other tender offer, or exchange offer, merger, consolidation or other business combination, sale of assets, liquidation or dissolution, or any combination of any one or more of the foregoing transactions, the persons who were directors of the Company immediately prior to the consummation of any such transaction or combination of transactions shall cease to constitute a majority of the directors of the Company, or any successor thereto.

                  (iii) "Termination by Executive for Good Reason" shall mean a termination of the Executive's employment by the Executive upon the occurrence of any one or more of the following:

                        (A) the occurrence of any Change in Control, but only if the Executive does not receive Stock Options and other benefits in amounts and on such terms at least as favorable to the Executive as they existed prior to the Change in Control;

                        (B) the reassignment of the Executive by Employer, without the Executive's express written consent, to a position with Employer other than that set forth in Section 2 hereof, or a materially adverse change in the nature or scope of the Executive's title, authorities, powers, functions, duties or responsibilities in those positions;

                        (C) the reduction in the Executive's Base Salary without the Executive's consent;

                        (D) (i) the relocation of the Company's principal executive offices outside the greater New Orleans metropolitan area without the Executive's consent; or


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                        (E) the Company's failure to perform its obligations
under this Agreement in any material respect that remains uncured 10 days after the Company received notice of its default, including without limitation, the failure of the Company to pay compensation in accordance with this Agreement or the failure of the Company to provide the Executive with fringe benefits substantially the same as those previously provided to the Executive under this Agreement provided, however, that a change in the benefits available to the executive officers of the Company shall not constitute such a failure so long as such change of benefits is applied consistently with respect to all executive officers of the Company;

                        (F) the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform this Agreement.

            (d) In the event that the Company shall terminate the employment of the Executive without cause at any time after a Change in Control or in the event the Executive terminates the Employment Term for any reason at any time within twenty-four (24) months after a Change in Control, the Company shall pay to the Executive, in addition to all sums then accrued, due and payable under this Agreement, an aggregate amount equal to 2.5 times the Executive's average annual compensation for the preceding two years of employment, as applicable, including Base Salary, Target Bonus and C in C Bonus, payable in a lump sum on the effective date of termination of employment; and for a period of thirty (30) months following the date of termination, the Company, at its cost, shall provide or arrange to provide to Executive (and, as applicable, to Executive's dependents) accident and group health insurance benefits substantially similar to those which Executive (and Executive's dependents) were receiving immediately prior to Executive's termination. All Stock Options issued to the Executive prior to the Change in Control shall immediately vest and become exercisable as of the effective date of the Change in control. All Stock Options issued to the Executive after a Change in Control shall immediately vest and become exercisable as of the effective date of termination and remain exercisable for a period ending eighteen (18) months after the effective date of termination of employment.

            (e) Notwithstanding anything to the contrary in this Agreement, in the event that any payment or distribution by the Employer to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to this Agreement or otherwise (a "Payment"), would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are hereinafter collectively referred to as the "Excise Tax"), the Employer shall pay to the Executive an additional payment not to exceed $500,000 in the aggregate (a "Gross-up Payment") in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax imposed on any Gross-up Payment, the Executive retains an amount of the Gross-up Payment equal to the Excise Tax imposed upon the Payment. The Employer and the Executive shall make an initial determination as to whether a Gross-up Payment is required and the amount of any such Gross-up Payment. The Executive shall notify the Employer in writing of any claim by the Internal Revenue Service which, if successful, would require the Employer to make a Gross-up Payment (or a Gross-up Payment in excess of that, if any, initially determined by the Employer and the Executive) within ten days of the receipt of such claim. The Employer shall notify the Executive in writing at least ten days prior to the due date of any response required with respect to such claim if it plans to contest the claim. If the Employer decides to contest such claim, the Executive shall cooperate fully with the Employer in such action; provided, however, the Employer shall bear any pay directly or indirectly all costs and expenses (including additional interest and


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penalties) incurred in connection with such action and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of the Employer's action. If, as a result of the Employer's action with respect to a claim, the Executive receives a refund of any amount paid by the Employer with respect to such claim, the Executive shall promptly pay such refund to the Employer. If the Employer fails to timely notify the Executive whether it will contest such claim or the Employer determines not to contest such claim, then the Employer shall immediately pay the Executive the portion of such claim, if any, which it has not previously paid to the Executive.

         10. NON-SOLICITATION. (a) The Executive will not at any time during his employment with the Company and for one year thereafter, directly or indirectly solicit (or assist or encourage the notification of or offer employment) to any person who has been an employee of the Company, or any of its subsidiaries or affiliates, at any time during the six months immediately preceding such solicitation, to work for the Executive or for any business, firm, corporation or other entity in which the Executive, directly or indirectly, participates or engages (or expects to participate or engage) or has (or expects to have) a financial interest or management position; PROVIDED HOWEVER, that this paragraph shall not prohibit an Executive who is no longer employed by the Company from soliciting or offering employment to a former employee of the Company whose employment with the Company had terminated prior to the date of the Executive's employment with the Company terminated. Provided further that the obligations of nonsolicitation set forth in this paragraph shall not apply to an Executive who is no longer employed by the Company as a result of a Change of Control.

         11. CONFIDENTIALITY. The Executive acknowledges that, during and as a result of Ms employment hereunder, he may have access to trade secrets and other confidential information of the Company, including, but not limited to, the nature and material terms of business opportunities and proposals available to the Company, technical memoranda, research reports, designs and specifications, operating procedures, ledgers, and other information, data and documents relating to the Company's present or future operations, including, but not limited to geological, seismic, 3-D seismic, and all other studies conducted by, or on behalf of, the Company's oil and gas properties and prospects (collectively, the "Confidential Information). The Executive covenants and agrees that he shall not at any time during or following any termination of employment, without the consent of the Company use or disclose (except for the sole and exclusive benefit of the Company or as required to perform his duties under this Agreement, or as required by law or as it already in the public domain) any confidential Information which has been obtained by or disclosed to him as a result of his employment with the Company.

         12. ADDITIONAL REMEDY. If the Executive breaches any of the provisions of Section 10 or 11 of this Agreement, then the Company, in addition to all other rights and remedies hereunder, may cease making payments to the Executive under Sections 3 or 6 under this Agreement, require Executive to repay to the Company any payments previously made under such Sections and obtain an injunction against the Executive from any court having jurisdiction over the matter restraining any further violation of this Agreement by the Executive.

         13. NOTICES.   Any notice required or permitted to be given under this
Agreement shall be in writing, and shall be given by hand-delivery to the addressee or by deposit in the U.S. mail, postage prepaid, certified mail, return receipt requested, as follows:

            If to the Company, to:


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            Forcenergy Inc
            3838 N. Causeway Blvd.
            Lakeway Three, Suite 23 00
            Metairie, Louisiana 70002
            Attention: President

            If to the Executive, to:

            Richard G. Zepernick, Jr.
            132 Shannon Rd
            Lafayette, LA 70503

or such other address as either party may specify by notice hereunder to the other. Any notice sent in accordance with the foregoing provisions shall be deemed given on the date of receipt if personally delivered, or on the date three (3) days after being deposited in the mail, if mailed.

         14. MISCELLANEOUS. (a) This Agreement incorporates the entire agreement between the parties hereto pertaining to the subject matter hereof, and supersedes all prior and contemporaneous; agreements, understandings, negotiations and discussions of the parties, whether oral or written, and there are no warranties, representations and other agreements between the parties in connection with the subject matter hereof, except as specifically set forth herein. No amendment, supplement, modification or waiver of this Agreement shall be binding upon a party hereto unless in writing and executed by such party.

            (b) The domestic internal laws of the State of Louisiana shall govern the validity, construction and effect of this Agreement, without regard to conflicts of laws principles.

            (c) Each of the provisions of this Agreement shall be independent of all other provision, and if any provision of this Agreement is declared void or invalid by any court or other governmental agency of competent jurisdiction, each other provision of this Agreement shall remain in full force and effect and shall be construed to the extent possible as consistent with all other valid provisions in order to carry out the intent of the parties hereto.

            (b) Any dispute or misunderstanding arising out of or in connection with this Agreement, except any alleged violation of Sections 10 or 11, shall first be settled, if possible, by the parties themselves through negotiation and, failing success at negotiation, through mediation and, failing success at mediation, shall be arbitrated in New Orleans, Louisiana, unless otherwise agreed upon in writing by the Company and the Executive. Unless otherwise agreed upon in writing by the Company and the Executive, the arbitration shall be had before three arbitrators, each party designating an arbitrator and the two designees naming a third arbitrator experienced in employment related controversies. The arbitration procedure shall be in accordance with the rules and regulations of the American Arbitration Association.

            (c) In any proceeding related to the enforcement or breach of this Agreement, if the Executive is the prevailing party, the Company shall pay the reasonable costs of any legal fees, other fees and expenses which may be incurred by the Executive in connection with such proceeding. If the Company is the prevailing party in such proceeding, each party shall pay its own legal fees, other fees and expenses which may be incurred in connection with the proceeding. For purposes of this Agreement, the party initiating the proceeding shall be deemed to be the prevailing party in such


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proceeding if the party initiating the proceeding is awarded in excess of 50% of the amount sought in the proceeding and the non-initiating party shall be deemed to be the prevailing party if the party initiating the proceeding is awarded 50% or less of the amount sought in the proceeding.

            (d) This Agreement shall be binding upon and inure to the benefit of the respective heirs, executors, administrators, successors and assigns of the Company and the Executive. If the Company, shall, at any time, be merged with or consolidated into or with any other corporation or person or if all or substantially all of the assets of the Company are transferred to another corporation or person, the provisions of this Agreement shall be binding upon and inure to the benefit of the entity resulting from such merger or consolidation or the corporation or person to which or to whom such assets shall be transferred, and this provision shall apply in the event of any subsequent mergers, consolidations or transfers of assets.

            (e) This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

            (f) The section headings of this Agreement are inserted for the convenience of reference only and are not intended to affect the meaning or interpretation of this Agreement.

            (g) This Agreement shall be construed within the fair meaning of each of its terms and not against the party drafting the document.


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         IN WITNESS WHEREOF, the parties hereto have executed this Agreement on and as of the date first above written.

                                                COMPANY:

                                                FORCENERGY INC


                                                By: /s/ Thomas F. Getten
                                                   -----------------------
                                                   Vice President

                                                EXECUTIVE:


                                                   /s/ Richard G. Zepernick
                                                 -------------------------
                                                 Richard G. Zepernick, Jr.


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